APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Back Porch Brewing, Inc.
Income Statement - unaudited
For the periods ended 12-31-19

	31-Dec-19
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Back Porch Brewing, Inc.
Balance Sheet - unaudited
For the period ended 12-31-19

	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

7:30 AM
04/27/21
Accrual Basis

Back Porch Brewing Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Beer sales	19,663.46
Interest Income	5.25
Total Income	19,668.71
Gross Profit	19,668.71
Expense	
Alcohol sales tax	234.78
brewing ingredience	7,994.62
Business Licenses and Permits	2,535.00
credit card payment	1,721.00
Equipment / tools	3,810.00
Insurance Expense	1,280.15
Loan payment	2,347.06
Office Supplies	116.69
Professional Fees	1,811.63
Propane	24.00
shipping fees	505.47
Supplies	1,988.29
Total Expense	24,368.69
Net Ordinary Income	-4,699.98
Other Income/Expense	
Other Income	
personal dep	3,325.00
Total Other Income	3,325.00
Net Other Income	3,325.00
Net Income	**-1,374.98**

7:32 AM

04/27/21

Accrual Basis

Back Porch Brewing Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Checking at Members 1st FCU -	753.81
Total Checking/Savings	753.81
Total Current Assets	753.81
TOTAL ASSETS	**753.81**
LIABILITIES & EQUITY	
Equity	
Opening Balance Equity	2,128.79
Net Income	-1,374.98
Total Equity	753.81
TOTAL LIABILITIES & EQUITY	**753.81**

I, Tim L Wickard, certify that:

1. The financial statements of Back Porch Brewing Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Back Porch Brewing Inc included in this Form reflects accurately the information reported on the tax return for Back Porch Brewing Inc for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _____Tim L Wickard_____

Name: _____Tim L Wickard_____

Title: _____Owner / President_____